

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 15, 2016

Via E-mail
Mr. Stephen M. Robb
Executive Vice President – Chief Financial Officer
The Clorox Company
1221 Broadway
Oakland, CA 94612

> **Re: The Clorox Company**
> **Form 10-K**
> **Filed August 21, 2015**
> **File No. 1-7151**

Dear Mr. Robb:

We have reviewed your filing and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended June 30, 2015

Exhibit 99.1

Segment Results from Continuing Operations, page 9

1. We note your disclosure on page 11 regarding the monetary and nonmonetary assets located in Argentina. Please expand your disclosure to clarify the nature of your operations in Argentina (e.g., manufacturing, importing, marketing, etc.) and the nature of the activities conducted between those operations and your non-Argentine operations. In addition, clarify how the economic situation in Argentina impacts your liquidity, including the extent of intercompany receivables due from your Argentine subsidiaries, to the extent material. Finally, quantify the amount of foreign currency translation losses attributed to your Argentine operations that are included in other comprehensive income as of the latest balance sheet date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570 or Craig Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction